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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 10)*

                            IMPCO Technologies, Inc.
                                (Name of Issuer)

                                  Common Stock
                         (Title of Class of Securities)

                                    45255W106
                                 (CUSIP Number)

                             Meredith M. Brown, Esq.
                              Debevoise & Plimpton
                                875 Third Avenue
                               New York, NY 10022
                                 (212) 909-6000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

                               September 21, 1999
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purposes of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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CUSIP No. 45255W106                   13D                      Page 2 of 2 Pages


                               AMENDMENT NO. 10 TO
                       STATEMENT ON SCHEDULE 13D FILED BY
                             BERU AKTIENGESELLSCHAFT

         This Amendment No. 10 to the Schedule 13D, dated May 20, 1998, as amended by Amendment No. 1 thereto, dated July 16, 1998, Amendment No. 2, dated September 3, 1998, Amendment No. 3, dated October 5, 1998, Amendment No. 4, dated December 15, 1998, Amendment No. 5, dated December 23, 1998, Amendment No. 6, dated February 1, 1999, Amendment No. 7, dated June 24, 1999, Amendment No. 8, dated August 12, 1999 and Amendment No. 9, dated September 7, 1999 (as so amended, the "Schedule 13D"), previously filed by BERU Aktiengesellschaft ("BERU"), relates to BERU's beneficial ownership of the common stock, par value $0.001 per share (the "Common Stock"), of IMPCO Technologies, Inc., a Delaware corporation (the "Issuer"). Items 4 and 7 are hereby supplemented and amended as follows:

          Item 4. Purpose of Transaction.

               On September 21, 1999 BERU sent to the board of directors of the Issuer a letter, a copy of which is included as an Exhibit to this Amendment and which is incorporated herein by reference, in which BERU informed the board of directors of its decision to withdraw its proposal to purchase the Issuer.

          Item 7. Materials to be filed as Exhibits.

               Letter dated September 20, 1999 to the board of directors of the Issuer.

         Except as expressly amended and supplemented hereby, the text of the
Schedule 13D remains in effect without any other modification.



                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement with respect to the undersigned is true, complete and correct.

Dated:  September 21, 1999

                                              BERU AKTIENGESELLSCHAFT

                                              By:  /s/  Ulrich Ruetz
                                                 ----------------------------
                                                 Name:  Ulrich Ruetz
                                                 Title: Chairman and
                                                        Chief Executive Officer